Filed by AirTran Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

Fact Sheet

We are Spreading Low Fares Farther

Ability to spread more Low Fares to more Consumers

Significant network expansion

Opportunity to serve smaller markets

Access to near-international destinations

Strengthened low-fare network

Enables better response to economic conditions and competitive challenges of the airline industry

Combined network provides improved opportunity for growth

Airline

Stock Symbol

Date founded

Headquarters

LUV

June 18, 1971

Dallas, Texas

AAI

October 26, 1993

Orlando, Florida

People

Employees

(FULL TIME EQUIVALENT)

Top Management

Top Management

34,636

Gary Kelly

Chairman, President & Chief Executive Officer

Ron Ricks

Executive Vice President Corporate Services

Michael Van de Ven Executive Vice President & Chief Operating Officer

Robert E. Jordan

Executive Vice President Strategy & Planning

8,083

Robert L. Fornaro Chairman, President & Chief Executive Officer

Klaus Goersch

Executive Vice President, Operations & Customer Service

Stephen Kolski

Executive Vice President, Corporate Affairs

Steven A. Rossum Executive Vice President & General Counsel

©2010 Southwest Airlines Co. www. low fares farther com 1

People (Union & Non-union Representation)

Workgroup	Southwest Non-union	Southwest Union	AirTran Non-union	AirTran Union
Customer Service Agents		2,753 / IAM	3,075 (Reservations & Customer Services Agents inclued)	
Reservations				
Dispatchers		179 / TWU 550		72 / TWU
Flight Attendants		9,631 / TWU 556		1,998 / AFA
Flight Instructors		69 / TWU 557	26	
Flight Simulator Technicians		22 / IBT		
Maintenance (+A/C Appearance Techs)		1,949 / AMFA		357 / IBT
Pilots		5,864 / SWAPA		1,532 ALPA
Ramp, Ops & Provisioning		7,545 / TWU 555		
Stock Clerks		169 / IBT		47 / IBT

Fleet

	Southwest	AirTran
Active Aircraft (As of September 27, 2010)	547	138
Specialty Aircraft	Arizona One California One Florida One Illinois One The June M. Morris Lone Star One Maryland One Nevada One New Mexico One Nolan Ryan Express Shamu Silver One Slam Dunk One The Spirit of Hope The Spirit of Kitty Hawk Spirit One Tinker Bell One Triple Crown One	Colts One Falcons One Ravens One Brewers One Magic One Harry Potter One

A Closer Look: Fleet

Southwest
Boeing 737-300: 173
Boeing 737-500: 25
Boeing 737-700: 349 = **547 total**

AirTran
Boeing 717-200: 86
Boeing 737-700: 52 = **138 total**

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At A Glance

	SOUTHWEST	AirTran
2009 Revenues (In millions)	$10,350	$2,341
2009 O&D Revenue Passengers	approximately 86 million	nearly 20 million
2009 Load Factor	76.0%	79.8%
2009 Departures	1,125,111	251,694
Airports Served (As of September 2010)	69	70

Awards & Programs

Recent Notable Awards	• Airline of the Year" by the Express Delivery & Logistics Association *(XLA), 2010* • Best Value, Best Consumer Ontime Estimates, and Best Luggage Policy of all domestic airlines - *Zagat, 2009* • Leader in Corporate Social Responsibility - *Boston College Center for Corporate Citizenship & Reputation and Institute, 2009* • Most Admired Airline - *FORTUNE Magazine, 2009* • Southwest Airlines Cargo Earns 2009 Quest for Quality Award, *Logistics Management magazine, 2009* • "Ranked #1 Most Reliable Airline for dependability" *Forbes Magazine, 2008* • "Readers' Choice Award for Best Airfare Prices" *SmarterTravel, 2009* • "Ranked #1 Friendliest Airline" *TIME.com, 2008*	• FAA Aviation Maintenance Technician Diamond Award of Excellence, *August 2010 (14th year of winning)* • Selected Best Value Airline by *Smarter Travel, 2010* • Air Transport World Market Leadership Award, *2009* • Airline Quality Rating – Top-ranked Carrier, *2008* • Airline Quality Rating – Top-ranked Low-Cost Carrier, *2009 2010* • Travelzoo – Best Provider of Domestic Air Fare Deals, *March 2009* • Marketing Sherpa's 2009 Email Awards competition • Airline Quality Rating 2008– Top-ranked airline, *April 2008* • *PRWeek* Award for Best Use of Internet Media, with C-K PR, *March 2008* • *Entrepreneur Magazine*'s Best Airline Value, *2005-2006*
Community Programs	• Adopt-A-Pilot • LUV Classic • National Hispanic Cultural Center • Ronald McDonald House Charities • Share the Spirit	• March of Dimes • Habitat for Humanity • American Cancer Society • Make-A-Wish Foundation • Hands On Atlanta
Frequent Flyer Program	Rapid Rewards	A+ Rewards

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Fun Facts

SOUTHWEST	AirTran
• Largest airline in the world by boarded number of originating passengers boarded (as of 2009) • Third-largest passenger fleet of aircraft among all of the world's commercial airlines • Has carried more passengers than any other U.S. airline since August 2006 for combined domestic and international passengers according to the U.S. Department of Transportation's Bureau of Transportation Statistics • 37 consecutive years of profitability, a record unmatched in aviation history	• AirTran was the first major airline to have wi-fi installed on all aircraft. • AirTran launched XM Satellite Radio in 2005 with Elton John's image on the side of the aircraft. • AirTran has a great partnership with The Coca-Cola Company and serves more Coca-Cola products (19 brands) than any other airline. • Comedian Mark Malkoff lived on an AirTran aircraft for one month and earned a Guinness World Record by taking more than 130 flights. • AirTran renamed one of its Boeing 717s "AirTranica" in honor of Danica Patrick's first Indy Racing League win.





Top 10 Cities

Rank (Number of daily departures as of September 2010)	SOUTHWEST		AirTran		Combined	
1	Las Vegas	224	Atlanta	202	Las Vegas	230
2	Chicago (Midway)	216	Baltimore/ Washington	51	Chicago (Midway)	228
3	Phoenix	178	Orlando	43	Baltimore/ Washington	222
4	Baltimore/ Washington	171	Milwaukee	32	Atlanta	202
5	Denver	144	Boston	20	Phoenix	180
6	Houston (Hobby)	130	LaGuardia	19	Denver	148
7	Dallas (Love Field)	128	Tampa	128	Houston (Hobby)	135
8	Los Angeles	115	Indianapolis	15	Orlando	132
9	Oakland	109	Ft. Lauderdale	13	Dallas (Love Field)	128
10	San Diego	95	Chicago (Midway)	13	Los Angeles	121

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Seattle /Tacoma

Spokane

Portland

Manchester Portland Minneapolis/St. Paul Albany Hartford/ Springfield Boston Boise Rochester Providence Rapids Grand Buffalo/Niagara New York White Plains Milwaukee (LaGuardia)

Flint

Des Moines Detroit Cleveland Allentown/ Long Island Harrisburg Bethlehem Newark (2) Sacramento Reno/Tahoe Salt Lake City Moline/Quad Cities Chicago Akron/Canton Philadelphia Atlantic City Omaha (Midway) Pittsburgh Baltimore / Washington Columbus San Francisco Oakland Bloomington/Normal Washington, D.C. (Reagan) San Jose Dayton Washington, D. C. (Dulles) Denver Indianapolis Charleston Kansas City Lexington Richmond

Newport News / Williamsburg St. Louis Norfolk Louisville

Las Vegas Wichita

Branson Raleigh/ Durham

Knoxville

Burbank Tulsa Nashville Asheville Charlotte Memphis

Ontario Albuquerque

Los Angeles Greenville-Spartanburg(3)

Orange County (SantaFe Area) Oklahoma City Little Rock Huntsville Phoenix

Charleston(3)

(4) Amarillo Tunica

San Diego Atlanta Birmingham Lubbock Dallas/ Jackson Tucson Ft. Worth (1) Dallas ElPaso Midland/Odessa (Love Field)(1)

Jacksonville Gulfport/Biloxi Panama Beach City

Houston by (Hob) New Orleans Pensacola

Austin

Orlando

San Antonio Tampa

Sarasota / Bradenton West Palm Beach

MEXICO Ft. Myers/Naples Ft. Lauderdale Corpus Christi

Miami

Harlingen/South Padre Island

Key West Nassau

Cancun

Southwest Service AirTran Service Overlap Service

San Juan PuntaCana (4)

(1) During transition period serviceto ntinue co at both Dallas Love Field and Dallas /Ft. Wort h Montego Ba y (2) Serviceto Ne wark, NJ coming 2011 pending approvals (3)

Serviceto Charlest on, SC and Greenville-Spartanburg, SC coming 2011 (4) Serviceto PunaCanta c oming February 2011

• Overlap markets represent less than one percent of total industry domestic available seat mile capacity. Aruba

Additional Information & Disclaimers

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4000. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5600.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on, and include statements about, Southwest’s estimates, expectations, beliefs, intentions, and strategies for the future. These statements generally can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions and variations thereof. Specific forward-looking statement include, without limitation, statements regarding Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s financial and operational results, including without limitation, the expected impact of the acquisition on (i) Southwest’s strategies and goals; (ii) its growth and competitive position; (iii) its Customer experience; (iv) its future operations, including fleet plans; and (v) its results of operations, including expected synergies and earnings and cash flow impact. These forward-looking statements are based on Southwest’s current intent, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include statements relating to Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s operations and AirTran’s Crew Members. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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